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February 26, 2010 VIA EDGAR AND HAND DELIVERY United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E., Mail Stop 4631	Dubai	Rome
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File No. 035842-0054
Washington, D.C. 20549-6010

Attention:	Pamela A. Long, Assistant Director
Hagen Ganem
Dietrich King
Tracey McKoy
Al Pavot

Re:	Codexis, Inc. Form S-1 filed December 28, 2009
Form S-1/A filed February 1, 2010
Form S-1/A filed February 17, 2010
Form S-1/A filed February 26, 2010
File No. 333-164044

Dear Ms. Long:

On behalf of Codexis, Inc. (the “Company” or “Codexis”), we are hereby filing Amendment No. 4 (“Amendment No. 4”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on December 28, 2009 (the “Initial Form S-1”), and amended by Amendment No. 1 on January 14, 2010, Amendment No. 2 on February 1, 2010 (“Amendment No. 2”) and Amendment No. 3 on February 17, 2010 (as amended, the “Registration Statement”). For your convenience, we have enclosed a courtesy package which includes five copies of Amendment No. 4, three of which have been marked to show changes from Amendment No. 2.

Amendment No. 4 has been revised to reflect the Company’s responses to the comments received by facsimile on February 16, 2010 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

February 26, 2010

Management, page 102

Executive Compensation, page 110

Components of Our Executive Compensation Program, page 110

1.

It appears from your disclosure in the last paragraph on page 111 and elsewhere (e.g., on page 112 your description of how you used the peer group 50th percentile as a justification of certain salary increases) that you use compensation paid at peer companies as a benchmark for your named executive officers’ compensation. Please revise your disclosure to clarify whether you benchmark total compensation or any components of compensation and, if so, discuss where you target your executive officers’ compensation relative to the peer group data you collect and state where such compensation actually fell with respect to those targets. See Item 402(b)(2) (xiv) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised its disclosure to clarify that the Company compares base salaries of its executives to the 50th percentile of base salaries paid to executives in similar positions at companies that participate in the compensation surveys reviewed by the Company. The Company has also revised its disclosure to clarify that in setting target bonus levels, the Compensation Committee of the Company’s Board of Directors reviews the target bonus levels of similarly situated executives within the Company.

Equity Incentive Compensation, page 115

2.	We note that you granted Mr. Lawson an initial stock option to purchase 400,000 shares of your common stock. Please discuss how your compensation committee determined the size of the option award in light of your stated compensation objectives. See Items 402(b)(1)(v) and (vi) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure to clarify that the size of Mr. Lawson’s stock option grant was determined pursuant to arm’s-length negotiations in connection with Mr. Lawson’s commencement of employment with the Company and in light of a reduction in base salary Mr. Lawson experienced as compared to his base salary with his previous employer.

Item 16. Exhibits and Financial Statement Schedules, page II-3

3.	Please tell us what consideration you have given to filing as exhibits the offer letter agreements entered into with Mr. Lawson and Dr. Sarret, as referred to on pages 121 and 122. See Item 601(b)(10)(iii) of Regulation S-K.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it considered the fact that the offer letter agreements with Mr. Lawson and Dr. Sarret are material management contracts with executive officers. The Company respectfully advises the Staff that it has filed the offer letter agreement entered into with Mr. Lawson as Exhibit 10.20 to Amendment No. 2 and that, in response to the Staff’s comment, it has filed the offer letter agreement entered into with Dr. Sarret as Exhibit 10.25 to Amendment No. 4.

February 26, 2010

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3067 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Patrick A. Pohlen

Patrick A. Pohlen

of LATHAM & WATKINS LLP

cc:	Alan Shaw, Codexis, Inc.

Douglas T. Sheehy, Codexis, Inc.

John A. Fore, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Michael S. Russell, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Greg Chin, Latham & Watkins LLP